CLEARSIGHT CAPITAL ADVISORS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

NET CAPITAL:	
Total stockholder's equity	$ 1,252,796
Less:	
Prepaid expenses and other assets	5,697
	5,697
Net capital before haircuts	1,247,099
Less haircuts	-
Net capital	1,247,099
Minimum net capital required	5,000
Excess net capital	$ 1,242,099
Aggregate indebtedness	$ 68,436
Ratio of aggregate indebtedness to net capital	5.49%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.